Exhibit 1

March 10, 2008

Mr. Jay Walters - Chairman of the Board
Mr. Richard J. Thompson - Chief Executive Officer
Power-One, Inc.
740 Calle Plano
Camarillo, CA 93012

Dear Mr. Walters and Mr. Thompson,

I am writing this letter to you as CEO of Bel Fuse, Inc., a large shareholder of Power-One.

As I believe you know, Bel is a publicly held company engaged in the design, manufacture and sale of electronic components and modules used in the networking, computing, automotive, consumer products, and medical industries. Bel has a 57-year history of providing innovative products and solutions to its customers, many of which are world-class companies and market leaders in their respective fields. We have grown robustly through a combination of technological leadership, internal growth, and acquisitions. Our company is listed and traded on the NASDAQ stock exchange (Symbol: BELFB), and has sales of over $250 million and a market capitalization of over $320 million.

For many years, it has been Bel’s strategy to grow our power business through acquisition. I greatly admire Power-One and I believe it would make a perfect partner for Bel because:

•	Power-One and Bel focus on product families that are the same or closely related, and our technologies, products, and know-how strongly complement each other.

•	There are significant opportunities for the realization of synergies resulting from the combination of our businesses.

•	Combining our operations on a global basis would result in the broadest range of products in the industry.

In short, the strategic fit between Bel and Power-One is ideal. It is our strong belief that such a transaction would enable our two organizations to best serve our respective customers, shareholders and employees.

Over the past couple of weeks, I have tried to contact you both to discuss this opportunity and other ideas. Hopefully after reviewing this letter, you will see that there is a benefit to a meeting.

Thank you and I look forward to your prompt response.

Regards,

/s/ Daniel J. Bernstein

Daniel J. Bernstein
President and Chief Executive Officer

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